Exhibit 23.2

LONQUIST & CO. LLC

May 7, 2010

Contango Oil & Gas Company

3700 Buffalo Speedway, Suite 960

Houston, Texas 77098

Re:    Contango Oil & Gas Company, Quarterly Report on Form 10-Q

Gentlemen:

The firm of Lonquist & Co. LLC consents to the use of its name and to the use of its projections for Contango Oil & Gas Company’s Proved Reserves and Future Net Revenue in Contango’s Report on Form 10-Q for the quarter ended March 31, 2010.

Lonquist & Co. LLC has no interests in Contango Oil & Gas Company or in any affiliated companies or subsidiaries and is not to receive any such interest as payment for such reports and has no director, officer, or employee otherwise connected with Contango Oil & Gas Company. Contango Oil & Gas Company does not employ us on a contingent basis.

Yours very truly,

LONQUIST & CO. LLC

/s/ Richard R. Lonquist
RICHARD R. LONQUIST, P.E.